[AMICAS, INC. LETTERHEAD]

June 28, 2005

Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Craig Wilson
Senior Assistant Chief Accountant

Re:	AMICAS, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 8-K filed May 3, 2005
File No. 0-25311

Ladies and Gentlemen

     AMICAS, Inc. is in receipt of your letter dated June 14, 2005, which provided your comments relating to our financial statements and related disclosures. We respectfully submit this letter in response to your comments. The comments and responses set forth below are keyed to the numbering of the comments and headings used in your letter. Based upon our responses below, we do not believe it is necessary to amend any of our previous filings with the Securities and Exchange Commission.

     We hereby advise you as follows:

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Report on Internal Control Over Financial Reporting, page 41

1.	We note that Management’s Report on Internal Control Over Financial Reporting is dated March 28, 2005 and your auditor’s attestation report is dated March 17, 2005. Please explain to us why you believe it is appropriate for the audit report to be dated prior to the preparation of management’s report.

Company’s Response:

     The Management’s Report on Internal Control Over Financial Reporting was improperly dated in our Form 10-K. The date indicated in our Form 10-K represented our anticipated filing date of our Form 10-K and not the evaluation date. Our management did, in fact, complete its assessment of our internal control over financial reporting prior to the issuance of our independent registered accounting firm’s report. As appears customary amongst other registrants, we did not need to provide a date on our Management Report on Internal Control Over Financial Reporting. Accordingly, we do not intend to date the reports in our future filings. Because we do not believe that the error in dating of the report affects the substance of our conclusions, or our independent registered accounting firm’s attestation, we do not believe that it is necessary to file an amendment to our Form 10-K to correct this error.

Financial Statements
Revenue Recognition, page 54

2.	Please explain to us how you consider whether any of your customized services are essential to the functionality of your software. Address the factors in paragraphs 70 and 71 of SOP 97-2 in your response.

Company’s Response:

     We currently license our software products to our customers and sell our consulting and support services to our customers. We offer a suite of consulting services which are tailored to meet our customers’ individual needs. Our consulting services include services such as: 1) client business process and workflow consulting, 2) project planning and management, and 3) implementation, including training, of our software products. Our workflow consulting assists our customers in visualizing and documenting their practice. These consulting services are generally performed in conjunction with the implementation of our software products so as to optimize the workflow management within our software products. Our implementation services include: user group set-up, security settings and permissions, data conversion, development of simple interfaces to the customer’s legacy systems, running test data in a development environment, assisting in the development of tailored product manuals for the customer, and the training of the customer on our products.

     In licensing our software products, our customers are not required to purchase our consulting services. We continuously evaluate the factors in paragraphs 70 and 71 of SOP 97-2 to determine the appropriate accounting for our license and services revenues. Based upon those factors, we have determined our arrangements generally qualify for service accounting as defined by SOP 97-2. This is supported by the fact that our software is “off-the-shelf” as our consulting services are not deemed essential to the functionality of our software products and they do not modify or add to functionality of our software. Our customers are able to use our products in their delivered form within their environments.

     We evaluate the following factors from paragraphs 70 and 71 when determining the appropriate accounting:

•	Our consulting services generally involve the installation of our software products that do not require modification of our software products nor do they add any functionality to our software products. As such, the software products originally delivered to our customers are in the same form as the software product the customer “goes live” with and the same as our products’ written specifications.

•	Our consulting services do not involve the building of complex interfaces between our products and the customer environment including legacy applications.

•	Our software product payment terms are generally not tied to the performance of services or achievement of implementation milestones.

•	Our software products can be, and on occasion, have been implemented by third parties.

•	The realizability of product license fees is generally not contingent upon customer specific acceptance criteria.

     Our license and service arrangements generally do not require significant customization or modification of our software products to meet specific customer needs. In those limited instances that do require significant modification, including significant changes to our software products’ source code or where there are acceptance criteria or milestone payments, we would defer the recognition of software license revenue.

Segment Information

3.	We note that you identified two reportable segments in your 2003 Form 10-K, but you did not provide any additional segment disclosure beyond referring to your statements of operations. In your 2004 Form 10-K and subsequent interim financial statements, it appears that you have now omitted those segment disclosures. Please explain to us you considered paragraphs 10 through 15 and 25 through 33 of SFAS 131 for purposes of identifying your operating segments and determining the extent of disclosure over the past two fiscal years. In addition, explain how you consider the product and service disclosure requirement of paragraph 37.

Company’s Response:

     In our 2003 Form 10-K, we identified two reportable operating segments of our business. Those identified operating segments included: 1) software license and systems sales and 2) maintenance and services. We disclosed that the “Chief Operating Decision Maker” noted in paragraph 12 of SFAS 131 was our then president and chief executive officer who evaluated performance regularly on measures of segment revenues and gross profit and company-wide results. We also disclosed that we managed employee headcount, allocation of assets and capital expenditures and operating costs based on functional areas and not by the two reportable segments.

     On September 1, 2004, we appointed a new president and chief executive officer. This new president and chief executive officer was determined to be the chief operating decision maker who is the individual responsible for the determination of the overall allocation of our resources and responsible for the assessment and performance of our company. Although we have executive vice presidents who are responsible for the management of their respective units, the final decisions regarding the allocation of resources are made by this president and chief executive officer.

     In 2004, we determined that we have one operating segment which is computer software solutions. This operating segment engages in the business activities from which we earn license, services and support and incur expenses. Within this business segment, we develop, market, and support solutions for radiology practices. Our revenues are derived from the licensing of software and providing related services, which is for our consulting, support and training. We operate almost exclusively in the domestic United States market.

     We made the determination that we have only one operating segment under paragraph 10 of SFAS 131, which defines an operating segment as a component of an enterprise that:

a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c) for which discrete financial information is available.

     Based upon the above criteria, we have concluded that we have one operating segment. This conclusion is based upon the fact that while we maintain financial information by revenue type (i.e., software license and systems and maintenance and services), we do not maintain other discrete financial information by revenue type, including operating expenses or assets. We do not provide such discrete financial information internally as to allow our president and chief executive officer to assess performance and allocate resources by revenue type.

     We did not disclose in our 2004 Form 10-K that we have only one operating segment. We intend to disclose this in our Quarterly Report on Form 10-Q for the second quarter of 2005 as follows:

     SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in a company’s financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, the Company’s chief executive officer, in deciding how to allocate resources and in assessing performance. The Company has identified one reportable industry segment: the development and marketing of the Company’s products and services to radiology practices, including hospital radiology department and ambulatory imaging centers. The Company generates substantially all of its revenues from the licensing of the Company’s software products and related professional services and maintenance services. The Company’s revenues are earned and expenses are incurred principally in the domestic United States market.

     Additionally, we evaluated paragraph 37 of SFAS 131. As such, we have disclosed our revenues to our external customers as either software license and systems or maintenance and services revenues. We have not disclosed revenues by product type. We have aggregated and reported our product revenues based upon the considerations of paragraphs 10 and 37 of SFAS 131 which includes the facts that the products we sell are similar in nature, developed and produced by similar means, used by a similar type of external customer, distributed and sold in a similar fashion and produce similar economics such distribution costs.

Form 8-K filed May 3, 2005
Non-GAAP Measure – Adjusted EBITDA

4.	Please explain to us how you considered the following related to your presentation of your non-GAAP information:

•	Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) indicates that EBITDA, and thus adjusted EBITDA, should be reconciled to your net loss as presented in the statement of operations under GAAP. Operating loss would not be considered the most directly comparable GAAP measure because adjusted EBITDA makes adjustments for items that are not included in operating loss; and

•	Question 15 also indicates that you should consider Question 8 of FAQ because adjusted EBITDA excludes recurring charges and is presented as a financial measure. Question 8 explains that the following disclosures may be necessary to ensure that the presentation is not misleading;

•	The manner in which management uses adjusted EBITDA to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such as measure;

•	The material limitations associated with use of adjusted EBITDA as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using adjusted EBITDA; and

•	The substantive reasons why management believes adjusted EBITDA provides useful information to investors.

Company’s Response:

     On May 3, 2005, we furnished our earnings release for the first quarter of 2005 on Form 8-K. In our earnings release for the first quarter of 2005, we reported our results primarily on a GAAP basis. We also included a non-GAAP financial measure, adjusted EBITDA. In presenting our adjusted EBITDA, we excluded the effects on our operating performance of our non-cash depreciation and amortization expenses. We also excluded restructuring charges related to the relocation of our corporate offices and the settlement of an earn-out associated with a previous acquisition as we believe that these charges are unique in nature and will not be incurred again in the near future. In our earnings release, we reconciled our adjusted EBITDA results to a GAAP measure, operating loss, which we believed was the most comparable GAAP financial measure of our core operating performance. Our operating earnings or loss is actively reviewed by our management in evaluating our financial performance. Furthermore, our net income or loss is affected by interest income and expense, taxes and the results of our discontinued operations. Each of these items was excluded in determining both our operating loss and our adjusted EBITDA for the first quarter of 2005. Accordingly, we provided our investors only with the reconciliation of operating income to adjusted EBITDA.

     By including adjusted EBITDA in our earnings release, we sought to provide investors with the same indicator of our core financial performance that our management uses to evaluate our performance and to plan for future periods. However, in light of the concerns expressed by the staff over the manner in which we have presented this non-GAAP financial measure, we will no longer include EBITDA or adjusted EBITDA in our earnings releases. Instead, we will describe to investors the effect that items such as depreciation, amortization, restructuring charges and contract settlements may have had on the financial results of our core business.

*****

     In submitting this letter we acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 779-7878 or by telecopier at (617) 779-7879. Thank you for your assistance.

Respectfully submitted,

AMICAS, Inc.

By	/s/ Joseph D. Hill
Joseph D. Hill
Senior Vice President and
Chief Financial Officer